Filed by Pulmatrix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Pulmatrix, Inc. and Eos SENOLYTIX, Inc.

Commission File No. 333-297342

Eos SENOLYTIX Reports Interim Data Showing Preserved Physical Function with MitoXcel Geropeptide PTC-2105 in a Second Species, Aged-Rat Study

Interim Results in Super-Aged Rats Tested Externally Show Preserved Motor Performance and Reduced Fat Mass, Consistent with Prior Findings in Aged Mice Tested at Eos’s R&D Facility; Data Support IND-Enabling Development Ahead of Planned First-in-Human Trials

HOUSTON, TX - October 30, 2026 - Eos SENOLYTIX, Inc. (“Eos” or the “Company”), a biotechnology company developing mitochondria-targeted geropeptides to improve healthspan, today announced early interim results from a study of its lead MitoXcel™ geropeptide, PTC-2105, in aged rats, conducted at the BIO-VITAL Program Preclinical Testing Core facility of the Albert Einstein College of Medicine (“Einstein”) in the Bronx, New York, under a fee-for-service agreement. According to the Company, in the oldest rats studied (approximately 24 to 26 months of age at enrollment), PTC-2105 administered subcutaneously (“SC”) once weekly preserved Rotarod and treadmill motor performance at Week 16 and increased fat-mass loss at Week 8, compared with vehicle in small interim groups. The findings are consistent with those previously observed in naturally aged mice and add second-species data to support the Company’s Investigational New Drug (“IND”)-enabling program, with first-in-human trials targeted for 2027, subject to IND clearance.

NEW AGED-RAT STUDY CONDUCTED AT EINSTEIN’S BIO-VITAL FACILITY

The Einstein BIO-VITAL Program Preclinical Testing Core is conducting a 32-week study in aged rats, with staggered enrollment across multiple age cohorts, evaluating two once-weekly SC doses of PTC-2105 (0.5 and 12.5 mg/kg) against vehicle control, with assessments at eight-week intervals across five time points. Functional and body composition endpoints - including qMR (EchoMRI)-measured fat and lean mass, grip strength, rotarod, gait analysis, frailty indexing, and cognition - mirroring those used in mouse studies, enabling direct cross-species comparison. The BIO-VITAL Program Preclinical Testing Core provides the aged animal cohorts, IACUC-approved protocols, and longitudinal phenotyping infrastructure required for this work. As the study data is developed, BIO-VITAL provides it to Company’s scientists for analysis. Because mitochondrial dysfunction is a conserved feature of mammalian aging, evaluation of PTC-2105 in a second species at an established academic aging center is an important translational step in PTC-2105’s IND-enabling program.

EOS REPORTS INTERIM RAT STUDY RESULTS

The study is at an early stage. Of the six planned cohorts, the two oldest (approximately 24 and 26 months of age at enrollment) have reached the 8-week time point, and the oldest cohort (n=39 rats enrolled) has reached the 16-week mid-study time point; 16-week functional data are currently available only for the oldest cohort (n=39 rats enrolled). The Company reports the results below come from planned interim analyses conducted every eight weeks. They are preliminary and based on small groups, while the remaining enrolled rats (167 aged and 62 young) continue to progress through the study, and will therefore add statistical power to the data over time.

In super-aged male rats, Rotarod latency at Week 16 (oldest cohort) remained near baseline with PTC-2105 0.5 mg/kg once weekly, compared with an aging-related decline of approximately -76% with vehicle (difference of 78.4 percentage points; p=0.012; n=3 and n=4, respectively; figure below); Rotarod distance showed a similar difference (90.3 percentage points; p=0.008; not shown). In these same animals, grip-strength at Week 16 increased by +30.7% with once weekly PTC-2105 treatment at 0.5 mg/kg, compared to an increase of 7.3% in the vehicle control group (difference of +23.4 percentage points; not statistically significant, p=0.396, n=3 and n=4, respectively, data not shown).

EOS SENOLYTIX | CONFIDENTIAL

At Week 8 (two oldest cohorts), fat mass decreased 14.5% from baseline with PTC-2105 12.5 mg/kg once weekly, compared with 8.2% with vehicle (difference of 6.3 percentage points; p=0.018; n=8 per group); the 0.5 mg/kg dose showed a similar trend (18.2% decrease; p=0.064; n=7). The Company interprets these findings as directionally consistent with results previously observed in naturally aged 75- to 80-week-old mice. Analyses of additional cohorts, female rats, and later time points are ongoing.

Figure. Interim Rotarod (left) and qMR (EchoMRI) fat-mass (right) results in super-aged male rats (approximately 24 to 26 months old at enrollment) treated with vehicle or PTC-2105 0.5 or 12.5 mg/kg SC once weekly. Values are mean ± SEM percent change from each animal’s own baseline; n per group as shown. Week-16 Rotarod data are from the oldest cohort only. p values: Welch’s t-test vs. vehicle.

The Company reports that, to date, PTC-2105 has been well tolerated, and no adverse safety signals have been observed in any animals in these studies. Survival, body weight, and clinical observations are being monitored throughout the study, and non-GLP dose-range-finding toxicology studies of PTC-2105 in rats and dogs have begun in preparation for GLP toxicology.

BACKGROUND: PTC-2105 STUDIES IN NATURALLY AGED C57BL/6J MICE PERFORMED BY EOS

PTC-2105 is designed to target the age-related decline in mitochondrial membrane potential (Δψm), which is associated with age-related conditions including cognitive decline, metabolic disease, and sarcopenia (Eos’ lead clinical indication for PTC-2105). In multiple preclinical studies in naturally aged C57BL/6J mice (~80 weeks old at initiation of treatment, equivalent to a ~60-65-year-old human), treatment with PTC-2105 produced improvements across body composition, functional, renal, cognitive, and histological endpoints.

In aged male mice (78 weeks old at initiation of treatment), after 20 weeks of treatment, once-weekly PTC-2105 dosing reduced fat mass by 40.1% (p<0.001) while maintaining lean mass, relative to saline-treated controls. In aged female mice (80 weeks old at initiation of treatment), after 20 weeks of treatment, once-weekly PTC-2105 treatment reduced fat mass by 25.2% (p=0.16) and increased lean mass by 8.51% (p=0.15), relative to saline-treated controls. In aged male mice with diet-induced obesity (82 weeks old at initiation of treatment), weight loss with PTC-2105 alone exceeded weight loss with the GLP-1 drug semaglutide (“SMG”) after about 30 weeks of treatment (-9.6% vs. -2.1% from baseline; n=6 vs. 5 surviving mice; p=0.18), while lean mass increased from baseline by 9.2% (p=0.14).

After 30 weeks of treatment, PTC-2105-treated obese male mice showed improvements in forelimb grip strength (+17.7%, p=0.045), rotarod latency (a preclinical test of motor coordination and balance) (+46.0%, p<0.001), and treadmill endurance (+21.6%, not statistically significant). Histology showed reductions in intermyocyte space and adipocyte area.

EOS SENOLYTIX | CONFIDENTIAL

Senescent cell burden decreased across various tissue types, as measured by senescent-cell biomarkers SA-β-galactosidase, uPAR, and p16. Reduction in senescent cell burden was associated with decreases in circulating levels of the senescence-associated secretory phenotype, or SASP. After 21 weeks of treatment in aging animals, IP-10 was 62% and IL-6 was 78% lower than in saline-treated animals (p=0.035 and p=0.007, respectively). Effects were generally age-specific: improvements were seen in 75-week-old animals but not in 20-week-old young animals, and food intake was unchanged, consistent with a metabolic rather than anorectic mechanism of action.

In combination with GLP-1 receptor agonists, PTC-2105 preserved and increased lean mass relative to semaglutide or tirzepatide treatment alone, with additive effects on fat mass reduction. Later in life, SMG-treated mice entered an accelerated “terminal decline of aging” and died earlier than both PTC-2105-treated and saline-treated mice. The lean-mass loss that followed SMG cycling may have contributed to that earlier decline. A larger, 180-mouse study is now under way to confirm this observation and to test whether cycling GLP-1 drugs on and off carries a lasting cost in lean mass or lifespan, and whether PTC-2105 can prevent it.

In aged obese mice (85 weeks old at initiation of treatment), after five weeks of treatment with PTC-2105, the urinary albumin-to-creatinine ratio (a marker of kidney health) was reduced by 69.5% (p=0.036) compared with saline controls, suggesting a potential protective effect on the kidney in the setting of aging and obesity.

These data were presented at the 2026 International Conference on Frailty and Sarcopenia Research (ICFSR), held March 10-12, 2026, in Washington, DC, and at the World Mitochondria Society’s 2026 “Targeting Mitochondria” meeting, held October 22–24, 2026, in Berlin, where Kevin Slawin, MD, Founder and Chief Executive Officer of Eos SENOLYTIX, delivered the opening Industry Keynote address.

CLINICAL DEVELOPMENT PLAN FOR PTC-2105

Eos SENOLYTIX is planning first-in-human studies, subject to IND application submission and allowance, followed by a randomized, double-blind, placebo-controlled Phase 1b study of PTC-2105 in participants aged 60 or older with sarcopenia to begin in 2027. The 16-week Phase 1b study’s primary endpoint will be safety; key secondary endpoints will include mechanistic biomarkers (e.g., SASP and SENESCORE™, the Company’s proprietary mechanism-anchored blood measure of biological age integrating T-cell senescence, mitochondrial bioenergetics, and inflammaging). Additionally, the Company plans to measure DEXA body composition, grip strength, and additional measures of muscle mass and composition, muscle strength, and physical function, as well as potential gerotherapeutic effects across the organ systems affected by aging.

“This preclinical study in aging rats was designed to help evaluate our licensed MitoXcel™ platform technology and its novel mitochondria-targeted geropeptides as we move toward first-in-human clinical trials,” said Dr. Slawin. “These early results, now in a second preclinical model, strengthen our confidence that the benefits we have seen in preclinical studies may translate into meaningful clinical improvements for participants in our trials. We are now conducting IND-enabling studies of PTC-2105, our lead clinical candidate, for older adults with sarcopenia and sarcopenic obesity.”

RAT STUDY: PLANNED ADDITIONAL ANALYSES

In addition to assessing whether results previously observed in mice are reproduced in rats, Eos SENOLYTIX is planning end-of-study sub-studies, conducted at the BIO-VITAL Program Preclinical Testing Core facility to further characterize the biological effects of PTC-2105. These include the blood-based measures that make up the SENESCORE™ panel being developed by SENOTHERAPETIX, Inc. (described above): p16-positive senescent T cells measured by flow cytometry, mitochondrial bioenergetics measured by Agilent Seahorse extracellular flux analysis, and circulating inflammatory cytokines. They also include electron microscopy of mitochondrial structure in skeletal muscle, micro-computed tomography of bone, and urinary albumin-to-creatinine ratio as a measure of kidney health.

The Company recently launched Team Speedy (eossenolytix.com/team-speedy), an interactive webpage that follows “Speedy,” the longest-surviving mouse in one of its PTC-2105 survival studies, in real time, along with the full study data. Speedy has been treated with PTC-2105 since he was approximately 80 weeks old. At 168 weeks of age, he has now lived more than 7.2 months past the last of the untreated controls in his study, that died at 137 weeks of age, and past the roughly 155-week lifespan ceiling reported in the scientific literature for his strain.

EOS SENOLYTIX | CONFIDENTIAL

Join Team Speedy Scan the code or visit eossenolytix.com/team-speedy to: Watch Speedy ● Predict how far he goes ● Leave him a message ● Sign up for milestone alerts

All data described in this release come from preclinical studies in mice and rats. PTC-2105 is an investigational compound that has not been tested for lifespan in humans and has not been approved by the U.S. Food and Drug Administration or any other regulatory authority for any indication. Results in mice or rats may not translate to humans.

About PTC-2105

PTC-2105 is a once-weekly, subcutaneously injected geropeptide from the MitoXcel platform. It targets the age-related decline in mitochondrial membrane potential, a hallmark of aging, through two mechanisms: enhancing mitochondrial efficiency in aging cells and selectively eliminating senescent cells through mitochondria-mediated apoptosis. Eos SENOLYTIX holds an exclusive license to develop PTC-2105 for FDA-regulated therapeutic uses outside cancer, with an initial focus on sarcopenia and sarcopenic obesity.

Proposed Merger with Pulmatrix, Inc.

As previously reported in Pulmatrix, Inc.’s (Nasdaq: PULM) (“Pulmatrix”) Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, Pulmatrix, PUOS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Pulmatrix (“Merger Sub”), and Eos entered into an Agreement and Plan of Merger and Reorganization, dated as of March 26, 2026 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Eos, with Eos surviving as a wholly owned subsidiary of Pulmatrix (the “Merger”). If the Merger is completed, the business of Eos will continue as the business of the combined company, and the combined company’s common stock is expected to trade on Nasdaq under the new ticker symbol “MTXL.” Merger-associated financings are expected to support advancement of the combined company’s pipeline through key clinical milestones. In connection with the Merger, Pulmatrix filed a registration statement on Form S-4 (File No. 333-297342), with the SEC on July 9, 2026, as amended on August 3, 2026, September 4, 2026, September 17, 2026 and September 23, 2026, and declared effective by the SEC on September 25, 2026 (the “Registration Statement”), which includes a proxy statement/prospectus. Pursuant to the definitive proxy statement/prospectus filed with the SEC on September 25, 2026, as supplemented on October 7, 2026 (the “Proxy Statement/Prospectus”), Pulmatrix held a special meeting of stockholders of Pulmatrix on October 26, 2026 (the “Special Meeting”), at which Pulmatrix’s stockholders approved each of the proposals described in the Proxy Statement/Prospectus, including the proposal to approve the Merger. The Merger is anticipated to close shortly in the fourth quarter of 2026, subject to the satisfaction or waiver of the customary closing conditions set forth in the Merger Agreement.

About Eos SENOLYTIX

Eos SENOLYTIX, based in Houston, Texas, develops MitoXcel geropeptides as FDA-regulated therapeutics for obesity, sarcopenia and other age-related disorders. The Company holds an exclusive license to the MitoXcel platform from its parent company, SENOTHERAPEUTIX, Inc. (f/k/a GEROTHERAPEUTIX), for its therapeutic field. For more information, visit eossenolytix.com.

About Pulmatrix, Inc.

Pulmatrix is a biopharmaceutical company that has focused on the development of novel inhaled therapeutic products intended to prevent and treat migraine and respiratory diseases with important unmet medical needs using its patented iSPERSE™ technology. Pulmatrix’s proprietary product pipeline includes treatments for central nervous system (“CNS”) disorders such as acute migraine and serious lung diseases such as Chronic Obstructive Pulmonary Disease (“COPD”) and allergic bronchopulmonary aspergillosis (“ABPA”). Pulmatrix’s product candidates are based on its proprietary engineered dry powder delivery platform, iSPERSE™, which seeks to improve therapeutic delivery to the lungs by optimizing pharmacokinetics and reducing systemic side effects to improve patient outcomes. For more on Pulmatrix’s inhaled product candidates, please visit: https://www.pulmatrix.com/pipeline.html.

EOS SENOLYTIX | CONFIDENTIAL

Media Contact	Cameron Hayes
Email: Cameron.Hayes@icrhealthcare.com	Lauren McCormick
Cell (USA): +1 215-300-7982	Lauren.McCormick@icrhealthcare.com
Investor Contact	Cell (USA): +1 339-970-2845

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release are forward-looking statements. Forward-looking statements may be identified by words such as “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “guides,” “intends,” “is confident that,” “may,” “plans,” “seeks,” “projects,” “targets,” and “would,” and their opposites and similar expressions. Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to management. Forward-looking statements in this communication include, but are not limited to, statements regarding: the Merger, including the expected timing of closing and the ability to satisfy the remaining closing conditions; the expected Nasdaq listing of the combined company under the ticker symbol “MTXL”; the expected Merger-associated financings and the combined company’s ability to advance its pipeline through key clinical milestones; the potential of PTC-2105 as an approach to preserving lean mass during late-life aging and mitigating GLP-1-associated lean-mass loss; the design, timing, and results of ongoing preclinical studies in mice and rats, including the interim nature of the rat study results described herein; planned future studies of the Company and anticipated results of such studies, including, but not limited to, the timing of IND submission and clearance, first-in-human studies and studies in patients with sarcopenia. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: the risk that the conditions to closing of the proposed Merger are not satisfied; uncertainties as to the timing of completion of the proposed Merger; risks related to the ability to obtain necessary financings to support the combined company’s operations; the risk that preclinical results may not translate into clinical outcomes; risks related to regulatory approvals and the timing thereof; risks related to the Company’s dependence on its license from SENOTHERAPEUTIX, Inc.; risks related to maintaining the Nasdaq listing; and general market, economic, and business conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Proxy Statement/Prospectus, including under the heading “Risk Factors,” and in Pulmatrix’s Annual Report on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q filed with the SEC. Forward-looking statements speak only as of the date of this communication, and, except as required by law, neither Eos nor Pulmatrix undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Important Additional Information about the Proposed Transaction Filed or to be Filed with the SEC

This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that Pulmatrix has filed or may file with the SEC in connection with the Merger. The Proxy Statement/Prospectus was first mailed to Pulmatrix’s stockholders on or about September 25, 2026. PULMATRIX URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PULMATRIX, EOS, THE MERGER AND RELATED MATTERS. Investors and stockholders may obtain free copies of the Proxy Statement/Prospectus and other documents filed by Pulmatrix with the SEC through the website maintained by the SEC at www.sec.gov or from Pulmatrix’s website at https://www.pulmatrix.com/investors.html. Stockholders are urged to read the Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the Merger. In addition, investors and stockholders should note that Pulmatrix communicates with investors and the public using its website (https://www.pulmatrix.com/investors.html/).

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